April 12, 2016	News Release 16–08

SILVER STANDARD PROVIDES Q1 2016 PRODUCTION RESULTS
VANCOUVER, B.C. -- Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) provides its first quarter 2016 operational results for its Marigold and Pirquitas mines.

Operating Highlights:

▪	Delivered gold production to plan at Marigold: Produced 50,520 ounces of gold during the first quarter of 2016.

▪
Increased ore tonnes to leach pads at Marigold: Stacked ore increased to 5.7 million tonnes containing approximately 60,000 recoverable ounces loaded to the leach pads and strip ratio declined to 2.0:1 in the first quarter.

▪	Commissioned haul trucks at Marigold: Three additional 300-tonne class haul trucks were purchased in the first quarter and commenced operating ahead of schedule early in the second quarter.

▪	Continued strong production at Pirquitas: Produced 2.6 million ounces of silver, slightly above fourth quarter 2015 production.

▪
Strong mine fundamentals at Pirquitas: Achieved record quarterly milling rate of 4,590 tonnes per day in the first quarter. Record monthly production of more than one million ounces of silver produced in March 2016 due to higher silver mill feed grade and sustained higher silver recoveries.

Paul Benson, President and CEO said, “Once again we delivered strong operating results at both mines with slightly higher quarter-on-quarter production at Pirquitas and increased ore tonnes stacked at Marigold, setting up the mine for solid production in the second quarter. The three haul trucks we purchased to expand the Marigold fleet entered service ahead of schedule, supporting our improved guidance and increased efficiency. With our announced acquisition of Claude Resources, combined with strong production at our existing assets, we continue to pursue our goal of creating value for shareholders through operating excellence and disciplined growth.”

Marigold mine, U.S.

		Q1 2016	Q4 2015	% Change [1]
Total material mined	kt	17,291	18,560	(6.8%)
Waste removed	kt	11,611	13,788	(15.8%)
Ore to leach pad	kt	5,680	4,772	19.0%
Strip ratio	w/o	2.0	2.9	(31.0%)
Gold grade to leach pad	g/t	0.47	0.48	(2.1%)
Gold recovery	%	70%	70%	0.0%
Gold produced	oz	50,520	61,461	(17.8%)
Gold sold	oz	48,605	62,827	(22.6%)

1.	Percent changes are calculated using rounded numbers presented in the table.

The Marigold mine produced 50,520 ounces of gold in the first quarter of 2016, as expected and on target to meet revised guidance. Quarterly gold production generally reflects the quantity of recoverable gold stacked on leach pads in the preceding months. First quarter gold production reflects lower fourth quarter 2015 recoverable gold ounces stacked as compared to the record recoverable gold ounces stacked in the third quarter of 2015. We recognized sales of 48,605 ounces of gold in the first quarter of 2016.

A total of 17.3 million tonnes was mined in the first quarter, slightly lower than the fourth quarter of 2015 due to moving more ore to the leach pads, our longest haul distance, and due to higher precipitation. Approximately 5.7 million tonnes of ore were delivered to the leach pads at a gold grade of 0.47 g/t, containing approximately 60,000 recoverable ounces of gold stacked during the quarter. The three haul trucks, purchased early in the first quarter, were commissioned ahead of schedule and began operating at the beginning of the second quarter. The strip ratio declined to 2.0:1 in the first quarter, a 31% reduction compared to the previous quarter, and ore tonnes reconciliation continued to be positive. Gold recovery was 70% in the first quarter of 2016, in line with the fourth quarter of 2015. The additional haul trucks, combined with the recoverable ounces of gold stacked during the quarter, will lead to increased production in the second quarter.

The construction of a new leach pad, budgeted for 2016, is underway and once completed in the third quarter is anticipated to benefit production later in the year.

Pirquitas mine, Argentina

		Q1 2016	Q4 2015	% Change [1]
Total material mined	kt	2,520	2,712	(7.1)%
Waste removed	kt	1,726	1,966	(12.2)%
Ore mined	kt	794	746	6.4%
Strip ratio	w/o	2.2	2.6	(15.4)%
Silver mined grade	g/t	181	187	(3.2)%
Zinc mined grade	%	0.37%	0.23%	60.9%
Ore milled	kt	418	421	(0.7)%
Silver mill feed grade	g/t	247	237	4.2%
Zinc mill feed grade	%	0.44%	0.35%	25.7%
Silver recovery	%	79.7%	80.8%	(1.4)%
Zinc recovery [2]	%	24.1%	27.0%	(10.7)%
Silver produced	‘000 oz	2,639	2,588	2.0%
Zinc produced [2]	‘000 lb	381	865	(56.0)%
Silver sold	‘000 oz	3,223	1,943	65.9%
Zinc sold [2]	‘000 lb	0	1,428	(100.0)%
1. Percent changes are calculated using rounded numbers presented in the table.

2.
Data for zinc production and sales relate only to zinc in zinc concentrate as any zinc metal within our silver concentrate does not generate revenue. Data reflects the 21-day period of zinc concentrate production during the first quarter of 2016.

The Pirquitas mine produced 2.6 million ounces of silver during the first quarter of 2016, slightly higher than production in the fourth quarter of 2015, due to higher silver mill feed grade. The lower zinc production is in line with our previously stated strategy to maximize payable silver recovery. We recognized sales of 3.2 million ounces of silver, higher than the fourth quarter as concentrate shipments that were delayed in December 2015 were recognized in the first quarter of 2016.

Ore was milled at an average rate of 4,590 tonnes per day in the first quarter of 2016, a quarterly record for the mine since it began operating. Ore milled contained an average silver grade of 247 g/t, 4% higher than the 237 g/t reported in the fourth quarter, as the improvement in ore tonnes mined enabled higher grade tonnes to be milled selectively and lower grade tonnes to be stockpiled for processing at the end of the pit life.

Qualified Persons

The scientific and technical data contained in this news release relating to the Marigold mine has been reviewed and approved by Thomas Rice, SME Registered Member, a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and our Technical Services Manager at the Marigold mine. The scientific and technical data contained in this news release relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., a Qualified Person under NI 43-101 and our Director, Mine Planning.

About Silver Standard

Silver Standard is a Canadian-based precious metals producer with two wholly-owned and operated mines, including the Marigold gold mine in Nevada, U.S. and the Pirquitas silver mine in Jujuy Province, Argentina. We also have two feasibility stage projects and an extensive portfolio of exploration properties throughout North and South America. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, BC
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

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Cautionary Note Regarding Forward-Looking Statements:
This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this news release relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs and total costs per payable ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the recently announced acquisition of Claude Resources Inc.; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow Resources Corporation’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium Resources Inc. and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in late 2016, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions, including the recent reassessment by the Canada Revenue Agency; recoverability of value added tax and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our convertible notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (“SEC”).

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Marigold mine and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note to U.S. Investors
This news release includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this news release is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.